THE MONTANA POWER, L.L.C.
(SUCCESSOR TO THE MONTANA POWER COMPANY)

TO

THE BANK OF NEW YORK

AND

DOUGLAS J. MACINNES

As Trustees under The Montana
Power Company's Mortgage and
Deed of Trust, dated as of
October 1, 1945

_____

TWENTY-FIRST SUPPLEMENTAL INDENTURE

Providing, among other things, for the succession of
The Montana Power, L.L.C. to The Montana Power Company and
the assumption by The Montana Power, L.L.C. of the rights, covenants and
conditions of The Montana Power Company under such Mortgage and
Deed of Trust, as amended and supplemented.

_____

Dated as of February 13, 2002

TWENTY-FIRST SUPPLEMENTAL INDENTURE

_____

TWENTY-FIRST SUPPLEMENTAL INDENTURE, dated as of February 13, 2002, between THE MONTANA POWER, L.L.C., a limited liability company of the State of Montana (successor by merger to The Montana Power Company, a corporation of the State of Montana (hereinafter sometimes called the Company-Montana)), whose post office address is 40 East Broadway, Butte, Montana 59701 (hereinafter sometimes called the Company), and THE BANK OF NEW YORK, a corporation of the State of New York, whose principal corporate trust office is located at 101 Barclay Street, New York, New York 10286 (successor to MORGAN GUARANTY TRUST COMPANY OF NEW YORK) (formerly Guaranty Trust Company of New York), and DOUGLAS J. MacINNES, whose post office address is c/o The Bank of New York, 101 Barclay Street, New York, New York 10286 (successor to Arthur E. Burke, Karl R. Henrich, H.H. Gould, R. Amundsen, P.J. Crowley and W.T. Cunningham) (said Douglas J. MacInnes being hereinafter sometimes called the Co-Trustee; and the Corporate Trustee and the Co-Trustee being hereinafter together sometimes called the Trustees), as Trustees under the Mortgage and Deed of Trust, dated as of October 1, 1945 (hereinafter called the Mortgage and, together with any indentures supplemental thereto, hereinafter sometimes called the Indenture), which Mortgage was executed and delivered by The Montana Power Company, a corporation of the State of New Jersey (hereinafter sometimes called the Company-New Jersey) to Guaranty Trust Company of New York and Arthur E. Burke, to secure the payment of bonds issued or to be issued under and in accordance with the provisions of the Mortgage, reference to which Mortgage is hereby made, this instrument (hereinafter called the Twenty-first Supplemental Indenture) being supplemental thereto;

WHEREAS, by the Mortgage, the Company-New Jersey covenanted that it would execute and deliver such supplemental indenture or indentures and such further instruments and do such further acts as might be necessary or proper to carry out more effectually the purposes of the Indenture and to make subject to the lien of the Indenture any property thereafter acquired, made or constructed and intended to be subject to the lien thereof; and

WHEREAS, the Company-New Jersey executed and delivered to the Trustees its First Supplemental Indenture, dated as of May 1, 1954 (hereinafter called the First Supplemental Indenture); and its Second Supplemental Indenture, dated as of April 1, 1959 (hereinafter called the Second Supplemental Indenture); and

WHEREAS, the Company-New Jersey was merged into the Company-Montana on November 30, 1961, and to evidence the succession of the Company-Montana to the Company-New Jersey and the assumption by the Company-Montana of the covenants and conditions of the Company-New Jersey in the bonds and in the Indenture contained and to enable the Company-Montana to have and exercise the powers and rights of the Company-New Jersey under the Indenture in accordance with the terms thereof, the Company-Montana executed and delivered to the Trustees its Third Supplemental Indenture, dated as of November 30, 1961 (hereinafter called the Third Supplemental Indenture); and

WHEREAS, the Company-Montana executed and delivered to the Trustees its Fourth Supplemental Indenture, dated as of April 1, 1970 (hereinafter called the Fourth Supplemental Indenture); its Fifth Supplemental Indenture, dated as of April 1, 1971 (hereinafter called the Fifth Supplemental Indenture); its Sixth Supplemental Indenture, dated as of March 1, 1974 (hereinafter called the Sixth Supplemental Indenture); its Seventh Supplemental Indenture, dated as of December 1, 1974 (hereinafter called the Seventh Supplemental Indenture); its Eighth Supplemental Indenture, dated as of July 1, 1975 (hereinafter called the Eighth Supplemental Indenture); its Ninth Supplemental Indenture, dated as of December 1, 1975 (hereinafter called the Ninth Supplemental Indenture); its Tenth Supplemental Indenture, dated as of January 1, 1979 (hereinafter called the Tenth Supplemental Indenture); its Eleventh Supplemental Indenture, dated as of October 1, 1983 (hereinafter called the Eleventh Supplemental Indenture); its Twelfth Supplemental Indenture, dated as of January 1, 1984 (hereinafter called the Twelfth Supplemental Indenture); its Thirteenth Supplemental Indenture, dated as of December 1, 1991 (hereinafter called the Thirteenth Supplemental Indenture); its Fourteenth Supplemental Indenture, dated as of January 1, 1993 (hereinafter called the Fourteenth Supplemental Indenture); its Fifteenth Supplemental Indenture, dated as of March 1, 1993 (hereinafter called the Fifteenth Supplemental Indenture); its Sixteenth Supplemental Indenture, dated as of May 1, 1993 (hereinafter called the Sixteenth Supplemental Indenture); its Seventeenth Supplemental Indenture, dated as of December 1, 1993 (hereinafter called the Seventeenth Supplemental Indenture); its Eighteenth Supplemental Indenture, dated as of August 5, 1994 (hereinafter called the Eighteenth Supplemental Indenture); its Nineteenth Supplemental Indenture, dated as of December 16, 1999 (hereinafter called the Nineteenth Supplemental Indenture) and its Twentieth Supplemental Indenture, dated as of November 1, 2001 (hereinafter called the Twentieth Supplemental Indenture); and

WHEREAS, the Mortgage and the First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth, Ninth, Tenth, Eleventh, Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and Eighteenth Supplemental Indentures were recorded in the official records of various counties and states as required by the Indenture and the Nineteenth and Twentieth Supplemental Indentures were or will be recorded in such official records of such counties and states; and

WHEREAS, an instrument dated March 15, 1955 was executed by the Company-New Jersey appointing Karl R. Henrich as Co-Trustee in succession to said Arthur E. Burke, resigned, under the Mortgage and by Karl R. Henrich accepting the appointment as Co-Trustee under the Mortgage in succession to said Arthur E. Burke, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated June 29, 1962 was executed by the Company-Montana appointing H.H. Gould as Co-Trustee in succession to said Karl R. Henrich, resigned, under the Mortgage and by H.H. Gould accepting the appointment as Co-Trustee under the Mortgage in succession to said Karl R. Henrich, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated June 22, 1973 was executed by the Company-Montana appointing R. Amundsen as Co-Trustee in succession to said H.H. Gould, resigned, under the Mortgage and by R. Amundsen accepting the appointment as Co-Trustee under the Mortgage in succession to said H.H. Gould, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated July 1, 1986 was executed by the Company-Montana appointing P.J. Crowley as Co-Trustee in succession to said R. Amundsen, resigned, under the Mortgage and by P.J. Crowley accepting the appointment as Co-Trustee under the Mortgage in succession to said R. Amundsen, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, by the Eighteenth Supplemental Indenture, the Company-Montana appointed (i) W.T. Cunningham as Co-Trustee in succession to said P.J. Crowley, resigned, under the Mortgage and W.T. Cunningham accepted the appointment as Co-Trustee under the Mortgage in succession to said P.J. Crowley, and (ii) The Bank of New York as Corporate Trustee in succession to Morgan Guaranty Trust Company of New York, resigned, under the Mortgage and The Bank Of New York accepted the appointment as Corporate Trustee under the Mortgage in succession to said Morgan Guaranty Trust Company of New York, which supplemental indenture was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated March 29, 1999 was executed by the Company-Montana appointing Douglas J. MacInnes as Co-Trustee in succession to said W.T. Cunningham, resigned, under the Mortgage and by Douglas J. MacInnes accepting the appointment as Co-Trustee under the Mortgage in succession to said W.T. Cunningham, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, in addition to the property described in the Mortgage, the Company-Montana has acquired certain other property, rights and interests in property; and

WHEREAS, the Company-New Jersey or the Company-Montana has heretofore issued, in accordance with the provisions of the Mortgage, the following series of First Mortgage Bonds:

Series	Principal Amount Issued	Principal Amount Outstanding
2-7/8% Series due 1975	$40,000,000	NONE
3-1/8% Series due 1984	6,000,000	NONE
4-1/2% Series due 1989	15,000,000	NONE
8-1/4% Series due 1974	30,000,000	NONE
7-1/2% Series due 2001 (Fifth)...............................	25,000,000	NONE
8-5/8% Series due 2004	60,000,000	NONE
8-3/4% Series due 1981	30,000,000	NONE
9.60% Series due 2005..	35,000,000	NONE
9.70% Series due 2005..	65,000,000	NONE
9-7/8% Series due 2009	50,000,000	NONE
11-3/4% Series due 1993	75,000,000	NONE
10/10-1/8% Series due 2004/2014	80,000,000	NONE
8-1/8% Series due 2014	41,200,000	NONE
7.70% Series due 1999 (Fourteenth).......................	55,000,000	NONE
8-1/4% Series due 2007 (Fifteenth)	55,000,000	$365,000
8.95% Series due 2022 (Sixteenth).........................	50,000,000	1,466,000
Secured Medium-Term Notes (Seventeenth)...........	68,000,000	28,000,000
7% Series due 2005 (Eighteenth)............................	50,000,000	5,386,000
6-1/8% Series due 2023 (Nineteenth)......................	90,205,000	90,205,000
5.90% Series due 2023 (Twentieth).........................	80,000,000	80,000,000
0% Series due 1999 (Twenty-first)	210,321,007	NONE
7.30% Series due 2006 (Twenty-second)	150,000,000	150,000,000

which bonds are also hereinafter sometimes called bonds of the First through Twenty-first Series, respectively; and

WHEREAS, the Company-Montana has entered into an Agreement and Plan of Merger among the Company-Montana, Touch America Holdings, Inc. (a Delaware corporation and a wholly owned subsidiary of the Company-Montana), and the Company (a wholly owned subsidiary of Touch America Holdings Inc.), dated as of February 20, 2001, pursuant to which agreement the Company-Montana has merged into the Company on the date hereof, on such terms as fully preserve and in no respect impair the lien or security of the Indenture on the mortgaged property or any of the rights or powers of the Trustees or of the bondholders thereunder; and

WHEREAS, the Company desires to execute and deliver this Twenty-first Supplemental Indenture for the purpose of evidencing the succession of the Company to the Company-Montana, and the assumption by the Company of the covenants and conditions of the Company-Montana under the Indenture and any bonds now issued or to be issued thereunder, and the succession of the Company to the powers and rights of the Company-Montana under the Indenture and any bonds now issued or to be issued thereunder, in accordance with the respective terms hereof; and

WHEREAS, the Company–Montana expects to record this Twenty-first Supplemental Indenture in the official records of various counties as required by the Indenture; and

WHEREAS, the execution and delivery by the Company of this Twenty-first Supplemental Indenture have been duly authorized by the Company by appropriate Resolutions;

WHEREAS, the Company-Montana, once merged with and into the Company shall cease to exist;

NOW, THEREFORE, THIS INDENTURE WITNESSETH: That the Company, in consideration of the premises and of $1.00 to it duly paid by the Trustees at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in further evidence of assurance of the estate, title and rights of the Trustees and in order further to secure the payment of both the principal of and interest and premium, if any, on the bonds from time to time issued under the Indenture, according to their tenor and effect and the performance of all the provisions of the Indenture (including any modification made as in the Mortgage provided) and of said bonds, and to confirm the lien of the Mortgage, as heretofore supplemented, on certain after-acquired property, hereby grants, bargains, sells, releases, conveys, assigns, transfers, mortgages, pledges, sets over and confirms (subject, however, to Excepted Encumbrances as defined in Section 6 of the Mortgage, as heretofore supplemented) unto Douglas J. MacInnes, the Co-Trustee, and (to the extent of its legal capacity to hold the same for the purposes hereof) to The Bank of New York, the Corporate Trustee, as Trustees under the Indenture, and to their successor or successors in said trust, and to said Trustees and their successors and assigns forever, all property, real, personal and mixed, of the kind or nature specifically mentioned in the Mortgage, as heretofore supplemented, or of any other kind or nature (whether or not located in the State of Montana), acquired by the Company after the date of the execution and delivery of the Mortgage, as heretofore supplemented (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted), now owned or, subject to the provisions of subsection (I) of Section 87 of the Mortgage, as heretofore supplemented, hereafter acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) and wheresoever situated, including (without in anywise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in the Indenture) all lands, power sites, flowage rights, water rights, water locations, water appropriations, ditches, flumes, reservoirs, reservoir sites, canals, raceways, dams, dam sites, aqueducts, and all other rights or means for appropriating, conveying, storing and supplying water; all rights of way and roads; all plants for the generation of electricity by steam, water and/or other power; all powerhouses, gas plants, street lighting systems, standards and other equipment incidental thereto, telephone, radio and television systems, air-conditioning systems and equipment incidental thereto, water works, water systems, steam heat and hot water plants, substations, lines, service and supply systems, bridges, culverts, tracks, ice or refrigeration plants and equipment, offices, buildings and other structures and the equipment thereof; all machinery, engines, boilers, dynamos, electric, gas and other machines, regulators, meters, transformers, generators, motors, electrical, gas and mechanical appliances, conduits, cables, water, steam heat, gas or other pipes, gas mains and pipes, service pipes, fittings, valves and connections, pole and transmission lines, wires, cables, tools, implements, apparatus, furniture and chattels; all franchises, consents or permits; all lines for the transmission and distribution of electric current, gas, steam heat or water for any purpose including towers, poles, wires, cables, pipes, conduits, ducts and all apparatus for use in connection therewith; all real estate, lands, easements, servitudes, licenses, permits, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as herein or in the Mortgage, as heretofore supplemented, expressly excepted) all the right, title and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore or in the Mortgage, as heretofore supplemented, described.

TOGETHER with all and singular the tenements, hereditaments, prescriptions, servitudes and appurtenances belonging or in anywise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Mortgage) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

IT IS HEREBY AGREED by the Company that, subject to the provisions of subsection (I) of Section 87 of the Mortgage, as heretofore supplemented, all the property, rights, and franchises acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) after the date hereof, except any herein or in the Mortgage, as heretofore supplemented, expressly excepted, shall be and are as fully granted and conveyed hereby and as fully embraced within the lien hereof and the lien of the Mortgage, as heretofore supplemented, as if such property, rights and franchises were now owned by the Company and were specifically described herein and conveyed hereby.

PROVIDED that the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, hypothecated, affected, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Mortgage, as supplemented, viz: (1) cash, shares of stock, bonds, notes and other obligations and other securities not specifically pledged, paid, deposited, delivered or held under the Mortgage, as supplemented, or covenanted so to be; (2) merchandise, equipment, apparatus, materials or supplies held for the purpose of sale or other disposition in the usual course of business; fuel, oil and similar materials and supplies consumable in the operation of any of the properties of the Company; all aircraft, tractors, rolling stock, trolley coaches, buses, motor coaches, automobiles, motor trucks, and other vehicles and materials and supplies held for the purpose of repairing or replacing (in whole or part) any of the same; (3) bills, notes and accounts receivable, judgments, demands and chooses in action, and all contracts, leases and operating agreements not specifically pledged under the Mortgage, as supplemented, or covenanted so to be; the Company's contractual rights or other interest in or with respect to tires not owned by the Company; (4) the last day of the term of any lease or leasehold which may be or become subject to the lien of the Mortgage, as supplemented; (5) electric energy, gas, steam, water, ice, and other materials or products generated, manufactured, produced, purchased or acquired by the Company for sale, distribution or use in the ordinary course of its business; all timber, minerals, mineral rights and royalties and all Gas and Oil Production Property, as defined in Section 4 of the Mortgage, as supplemented; (6) the Company's franchise to be a corporation; and (7) any property heretofore released pursuant to any provisions of the Indenture and not heretofore disposed of by the Company-New Jersey, the Company-Montana or the Company; provided, however, that the property and rights expressly excepted from the lien and operation of the Mortgage, as supplemented, in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that either or both of the Trustees or a receiver or trustee shall enter upon and take possession of the Mortgaged and Pledged Property in the manner provided in Article XIII of the Mortgage by reason of the occurrence of a Default as defined in Section 65 thereof.

TO HAVE AND TO HOLD all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto DOUGLAS J. MacINNES and (to the extent of its legal capacity to hold the same for the purposes hereof) unto THE BANK OF NEW YORK, as Trustees, and their successors and assigns forever.

IN TRUST NEVERTHELESS, for the same purposes and upon the same terms, trusts and conditions and subject to and with the same provisos and covenants as are set forth in the Mortgage, as supplemented, this Twenty-first Supplemental Indenture being supplemental thereto.

AND IT IS HEREBY COVENANTED by the Company that all the terms, conditions, provisos, covenants and provisions contained in the Mortgage, as supplemented, shall affect and apply to the property hereinbefore described and conveyed and to the estate, rights, obligations and duties of the Company and the Trustees and the beneficiaries of the trust with respect to said property, and to the Trustees and their successors as Trustees of said property in the same manner and with the same effect as if the said property had been owned by the Company-New Jersey at the time of the execution of the Mortgage, and had been specifically and at length described in and conveyed to the Trustees, by the Mortgage as a part of the property therein stated to be conveyed.

The Company further covenants and agrees to and with the Trustees and their successors in said trust under the Indenture, as follows:

ARTICLE I.

Covenants and Agreements of the Company.

Section 1.   The Company hereby expressly assumes the due and punctual payment of the principal and interest of all the bonds secured by the Indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be kept or performed by the Company-Montana, and the Company hereby expressly assumes and agrees to pay, duly and punctually, the principal of and interest on the bonds issued under the Indenture in accordance with the provisions of said bonds and coupons and the Indenture, and agrees to perform and fulfill all the covenants and conditions of the Indenture to be kept or performed by the Company-Montana.

ARTICLE II.

Miscellaneous Provisions.

Section 2. The terms defined in the Mortgage, as heretofore supplemented, shall, for all purposes of this Twenty-first Supplemental Indenture, have the meaning specified in the Mortgage, as heretofore supplemented.

Section 3. The Trustees hereby accept the trusts herein declared, provided, created or supplemented and agree to perform the same upon the terms and conditions herein and in the Mortgage, as heretofore supplemented, set forth and upon the following terms and conditions:

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Twenty-first Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XVII of the Mortgage, as heretofore supplemented, shall apply to and form part of this Twenty-first Supplemental Indenture with the same force and effect as if the same were herein set forth in full with such omissions, variations and insertions, if any, as may be appropriate to make the same conform to the provisions of this Twenty-first Supplemental Indenture.

Section 4. Whenever in this Twenty-first Supplemental Indenture any of the parties hereto is named or referred to, this shall, subject to the provisions of Articles XVI and XVII of the Mortgage, as heretofore supplemented, be deemed to include the successors and assigns of such party, and all the covenants and agreements in this Twenty-first Supplemental Indenture contained by or on behalf of the Company, or by or on behalf of the Trustees shall, subject as aforesaid, bind and inure to the respective benefits of the respective successors and assigns of such parties, whether so expressed or not.

Section 5. Nothing in this Twenty-first Supplemental Indenture, expressed or implied, is intended, or shall be construed, to confer upon, or to give to, any person, firm or corporation, other than the parties hereto and the holders of the bonds and coupons Outstanding under the Indenture, any right, remedy or claim under or by reason of this Twenty-first Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all the covenants, conditions, stipulations, promises and agreements in this Twenty-first Supplemental Indenture contained by or on behalf of the Company shall be for the sole and exclusive benefit of the parties hereto, and of the holders of the bonds and coupons now, or to be Outstanding under the Indenture.

Section 6. This Twenty-first Supplemental Indenture shall be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, THE MONTANA POWER, L.L.C. has caused its name to be hereunto affixed, and this instrument to be signed and sealed by its President or one of its Vice Presidents, and its seal to be attested by its Secretary or one of its Assistant Secretaries for and in its behalf, and THE BANK OF NEW YORK, in token of its acceptance of the trust hereby created, has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by one of its Vice Presidents or one of its Assistant Vice Presidents, and its corporate seal to be attested by one of its Assistant Vice Presidents, Assistant Secretaries or Assistant Treasurers, and DOUGLAS J. MACINNES, for all like purposes, has hereunto set his hand and affixed his seal, as of the day and year first above written.

[Seal]

THE MONTANA POWER, L.L.C.

By:/s/ J.P. Pederson
        Name: Jerrold P. Pederson
        Title: Vice President, Chief Financial Officer
                and Treasurer

Attest:

/s/ Patrick T. Fleming
Name: Patrick T. Fleming
Title: V.P., General Counsel and Secretary

Executed, sealed and delivered by
THE MONTANA POWER, L.L.C.
in the presence of:

/s/ Authorized Signatory

/s/ Authorized Signatory

THE BANK OF NEW YORK,
    as Corporate Trustee

By:/s/ MaryBeth Lewicki
    Name: MaryBeth A. Lewicki
    Title: Vice President

Attest:

/s/ Michael Pitfick
Name: Michael Pitfick
Title: Assistant Treasurer

/s/ Douglas J. MacInnes
    DOUGLAS J. MACINNES, as Co-Trustee

Executed, sealed and delivered
by THE BANK OF NEW YORK and
DOUGLAS J. MACINNES in the presence of:

/s/ Authorized Signatory

/s/ Authorized Signatory

STATE OF MONTANA   )
) ss.:
COUNTY OF SILVER BOW   )

        On this 13th day of February, in the year 2002, before me, Sue L. Morgan, a Notary Public in and for the State of Montana, personally came and appeared Jerrold P. Pederson, to me known and known to me to be a/the C.F.O., Treasurer and Vice President of THE MONTANA POWER, L.L.C., the company that executed the within instrument, and acknowledged to me that such company executed the same, and being by me duly sworn, did depose and say that she/he resides at Butte, Montana; that she/he is a/the C.F.O., Treasurer and Vice President of THE MONTANA POWER, L.L.C., the limited liability company described in and which executed the within and above instrument; that she/he knows the seal of said company; that the seal affixed to said instrument is such seal; that it was so affixed by order of the Board of Directors of said company, and that she/he signed his name thereto by like order.

        IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

                              /s/ Sue L. Morgan

STATE OF NEW YORK   )
) ss.:
COUNTY OF NEW YORK)

On this 13th day of February, 2002, before me, William J. Cassels, a Notary Public in and for the State of New York, personally came and appeared MaryBeth A. Lewicki, to me known and known to me to be a/the Vice President of THE BANK OF NEW YORK, the corporation that executed the within instrument, and acknowledged to me that such corporation executed the same, and, being by me duly sworn, did depose and say that she/he resides at 80 McClean Avenue, Staten Island, New York 10305; that she/he is a/the Vice President of THE BANK OF NEW YORK, the corporation described in and which executed the within and above instrument; that she/he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation, and that she/he signed her/his name thereto by like authority.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

/s/ William J. Cassels
WILLIAM J. CASSELS
Notary Public, State of New York
No. 01CA5027729
Qualified in Bronx County
Commission Expires May 16, 2002

STATE OF NEW YORK   )
) ss.:
COUNTY OF NEW YORK)

        On this 13th day of February, in the year 2002, before me, William J. Cassels, a Notary Public in and for the State of New York, personally came and appeared DOUGLAS J. MacINNES, personally known to me or proved to me on the basis of satisfactory evidence to be one of the persons described in and who executed the within instrument, and whose name is subscribed thereto, and acknowledged to me that he executed the same.

        IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

                        /s/ William J. Cassels
                        WILLIAM J. CASSELS
                        Notary Public, State of New York
                        No. 01CA5027729
                        Qualified in Bronx County
                        Commission Expires May 16, 2002